                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                   SCHEDULE 13E-4

                           ISSUER TENDER OFFER STATEMENT
       (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                              PRICE ENTERPRISES, INC.
                                  (Name Of Issuer)

                              PRICE ENTERPRISES, INC.
                        (Name of Person(s) Filing Statement)

                      COMMON STOCK, PAR VALUE $.0001 PER SHARE
                           (Title of Class of Securities)

                                    741444 202
                       (CUSIP Number of Class of Securities)

                                    JACK MCGRORY
                              PRICE ENTERPRISES, INC.
                               4649 MORENA BOULEVARD
                            SAN DIEGO, CALIFORNIA  92117
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

                                      COPY TO:

                                SCOTT N. WOLFE, ESQ.
                              ROBERT E. BURWELL, ESQ.
                                  LATHAM & WATKINS
                              701 B STREET, SUITE 2100
                            SAN DIEGO, CALIFORNIA  92101
                                   (619) 236-1234

                                 SEPTEMBER 17, 1998
                        (Date Tender Offer First Published,
                         Sent or Given to Security Holders)

--------------------------------------------------------------------------------

                              CALCULATION OF FILING FEE
--------------------------------------------------------------------------------

          TRANSACTION VALUATION*                AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                $55,000,000                              $11,000
--------------------------------------------------------------------------------
 * For the purpose of calculating the filing fee only, this amount is based on the purchase of 10,000,000 shares of Common Stock, par value $.0001 per share, of Price Enterprises, Inc. at $5.50 per share.

 ** The amount of the filing fee equals 1/50th of one percent (1%) of the value of the securities to be acquired.

 / / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

--------------------------------------------------------------------------------
 Amount Previously Paid:  Not applicable.    Filing party:  Not applicable.
--------------------------------------------------------------------------------
 Form or Registration No.:  Not applicable.  Date Filed:    Not applicable.
--------------------------------------------------------------------------------

         This Issuer Tender Offer Statement on Schedule 13E-4 (this "Schedule 13E-4") relates to the offer by Price Enterprises, Inc., a Maryland corporation (the "Company" or the "Issuer"), to purchase up to 10,000,000 shares of its common stock, par value $.0001 per share (constituting approximately 42.1% of the shares outstanding on September 9, 1998), at $5.50 per share (the "Purchase Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 17, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"), and is intended to satisfy the reporting requirements of Section 13(e) of the Securities and Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal are filed with this Schedule 13E-4 as Exhibits (a)(1) and (a)(2) hereto, respectively.

ITEM 1.  SECURITY AND ISSUER.

         (a) The name of the issuer is Price Enterprises, Inc., a Maryland corporation, and the address of its principal executive office is 4649 Morena Boulevard, San Diego, California 92117.

         (b) The title of the securities which are the subject of the Offer is the Company's common stock, par value $.0001 per share (the "Shares"), and the Offer is for up to 10,000,000 shares at $5.50 per Share, net to the seller in cash, without interest thereon. The Offer is being made to all holders of Shares, including officers, directors and affiliates of the Company. The Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the Offer, except that Murray Galinson, a director, has advised the Company that the Galinson Charitable Remainder Unit Trust, of which he is the trustee, intends to tender 5,000 Shares in the Offer. In addition, the Price Family Charitable Trust, of which Sol Price, a significant stockholder and the father of Robert
E. Price who is Chairman of the Company's Board of Directors, is a trustee, intends to tender 3,000,000 of the 4,545,170 Shares held by it in the Offer. The information set forth in the "Introduction" to the Offer to Purchase and in "THE OFFER--Section 1" and "--Section 10" of the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in the "Introduction" to the Offer to Purchase and in "THE OFFER--Section 7" of the Offer to Purchase is incorporated herein by reference.

         (d)  This statement is being filed by the Issuer.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a)-(b) The information set forth in the "Introduction" to the Offer to Purchase and in "THE OFFER--Section 8" of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         The information set forth in the "Introduction" to the Offer to Purchase and in "THE OFFER--Section 2" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

         The information set forth in "THE OFFER--Section 10" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

         The information set forth in "THE OFFER--Section 10" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth in "THE OFFER--Section 15" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

         (a)-(b) The information set forth in "THE OFFER--Section 9" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.


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

         (a)  Not applicable.

         (b) The information set forth in "THE OFFER--Section 12" of the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in "THE OFFER--Section 11" of the Offer to Purchase is incorporated herein by reference.

         (d)  Not applicable.

         (e) The information set forth in the entire Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(1)    Offer to Purchase.

         (a)(2)    Letter of Transmittal.

         (a)(3)    Notice of Guaranteed Delivery.

         (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(6) Letter to stockholders from Jack McGrory, President and Chief Executive Officer of the Company, dated September 17, 1998.

         (a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (a)(8)    Press Release dated September 16, 1998.

         (b)(1) Revolving Credit Agreement dated as of March 31, 1998 among the Company, Union Bank of Switzerland and Union Bank of Switzerland, as Agent (incorporated by reference to Exhibit
                   10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998).

         (b)(2) Amendment No. 1 to Revolving Credit Agreement dated as of August 27, 1998 among the Company, Union Bank of Switzerland and Union Bank of Switzerland, as Agent .

         (b)(3) Letter Agreement dated as of September 15, 1998 by and between the Company and Morgan Guaranty Trust Company of New York.

         (c)(1) Guaranty and Pledge Agreement dated as of September 15, 1998 among Sol Price, Helen Price and The Sol & Helen Price Trust and Morgan Guaranty Trust Company of New York.

         (c)(2)    Purchase and Sale Agreement.*

         (c)(3)    Promissory Note Secured by Pledge of Stock.*

         (c)(4)    Stock Pledge and Security Agreement. *

         (d)       Not applicable.

         (e)       Not applicable.

         (f)       Not applicable.


_____________________________
* Includes schedule showing parties to and terms of transactions using same form of agreement.


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

                                     SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 1998               PRICE ENTERPRISES, INC.


                                        By: /s/  JACK MCGRORY
                                        Name:  Jack McGrory
                                        Title: President and Chief
                                                  Executive Officer


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

                                   EXHIBIT INDEX

Exhibit
Number         Description
------         -----------
(a)(1)         Offer to Purchase.
(a)(2)         Letter of Transmittal.
(a)(3)         Notice of Guaranteed Delivery.
(a)(4)         Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
               Other Nominees.
(a)(5)         Letter to Clients for use by Brokers, Dealers, Commercial Banks,
               Trust Companies and Other Nominees.
(a)(6)         Letter to stockholders from Jack McGrory, President and Chief
               Executive Officer of the Company, dated September 17, 1998.
(a)(7)         Guidelines for Certification of Taxpayer Identification Number on
               Substitute Form W-9.
(a)(8)         Press Release dated September 16, 1998.
(b)(1)         Revolving Credit Agreement dated as of March 31, 1998 among the
               Company, Union Bank of Switzerland and Union Bank of Switzerland,
               as Agent (incorporated by reference to Exhibit 10.3 to the
               Company's Quarterly Report on Form 10-Q for the quarter ended
               March 31, 1998).
(b)(2)         Amendment No. 1 to Revolving Credit Agreement dated as of
               August 27, 1998 among the Company, Union Bank of Switzerland and Union Bank of Switzerland, as Agent .
(b)(3)         Letter Agreement dated as of September 15, 1998 by and between the Company and Morgan Guaranty Trust Company of New York.
(c)(1)         Guaranty and Pledge Agreement dated as of September 15, 1998 among Sol Price, Helen Price and The Sol & Helen Price Trust and
               Morgan Guaranty Trust Company of New York.
(c)(2)         Purchase and Sale Agreement.*
(c)(3)         Promissory Note Secured by Pledge of Stock.*
(c)(4)         Stock Pledge and Security Agreement.*
(d)            Not applicable.
(e)            Not applicable.
(f)            Not applicable.

-----------------------------
* Includes schedule showing parties to and terms of transactions using some form of agreement.


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